NEWS RELEASE
Brookfield Properties Corporation
To Hold Conference Call and Webcast of
2007 First Quarter Financial Results
Friday, April 27, 2007 at 11:00 a.m. E.T.
NEW YORK, March 30, 2007 — Brookfield Properties Corporation (BPO: NYSE, TSX) announced today that its 2007 first quarter results will be released prior to the market open on Friday, April 27, 2007. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2007 first quarter results on Friday, April 27, 2007 at 11:00 a.m. Eastern Time. Scheduled speakers are Ric Clark, President and Chief Executive Officer, and Bryan Davis, Chief Financial Officer. Management’s presentation will be followed by a question and answer period.
Along with the earnings news release, an updated supplemental information package will be available on the company’s Web site www.brookfieldproperties.com, before the market open on April 27, 2007.
To participate in the conference call, please dial 866-825-3354; pass code, 67392161 five minutes prior to the scheduled start of the call.
A replay of this call can be accessed through May 27, 2007 by dialing 888-286-8010, pass code 56591892. A live web cast of the call will be available at www.brookfieldproperties.com for 30 days.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio is comprised of interests in 113 office properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. Brookfield Properties also holds interests in over 17 million square feet of high-quality, centrally-located development properties in its major markets. Brookfield Properties trades on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417—7215; email: mcoley@brookfieldproperties.com.